UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Regulus Therapeutics Inc.
(Name of Subject Company)

Regulus Therapeutics Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
75915K309
(CUSIP Number of Class of Securities)
Joseph P. Hagan
Chief Executive Officer
Regulus Therapeutics Inc.
4224 Campus Point Court, Suite 210
San Diego, CA 92121
(858) 202-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Charles Ruck
Daniel Rees
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626
(714) 540-1235

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Regulus Therapeutics Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on May 27, 2025, relating to the offer by Redwood Merger Sub Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland (“Parent” or “Novartis”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company in exchange for (i) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash, subject to any applicable withholding and without interest thereon, upon the achievement of the Milestone, as specified in, and subject to and in accordance, with the terms and conditions set forth in, the Contingent Value Rights Agreement (the Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”). Such offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9, as amended by this Amendment. This Amendment is being filed to reflect certain updates or provide supplemental information as reflected below.
Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.
Explanatory Note:
The supplemental information provided herein should be read in conjunction with the Schedule 14D-9 in its entirety. Since the initial filing of the Schedule 14D-9, three complaints have been filed by purported stockholders of the Company, challenging certain disclosures in the Schedule 14D-9 (the “Complaints”). In addition, the Company has received a number of demand letters and draft complaints, all of which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed (collectively, the “Demand Letters”). The Company believes that no such supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and the Merger and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures. The Company specifically denies all allegations in the Complaints and Demand Letters that any additional disclosure was or is required or material. If additional, similar demands or complaints are received by or filed against the Company, absent new or different allegations that are material, the Company will not necessarily announce such occurrences.

Item 4.
The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The last paragraph on page 21 under the heading “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Background of the Offer and the Merger” of the Schedule 14D-9 is amended and supplemented as follows:
On April 4, 2025, Novartis submitted a written non-binding indication of interest to acquire the Company for $3.00 per share in cash and a CVR of $1.50 per share, with such CVR becoming payable upon the Company receiving FDA approval of farabursen in ADPKD. This proposal did not, nor did any subsequent proposal received by the Company, address, nor at any point prior to the signing of the Merger Agreement did representatives of the Company come to any arrangement with any bidder or their respective affiliates regarding, the post-transaction employment of Company management. Prior to the execution and delivery of the Merger Agreement, the parties engaged in general discussions regarding preserving the pre-closing compensation of the Company’s employees after closing, but no agreement was reached other than as described herein and as set forth in the Merger Agreement.
The first paragraph under the heading “Item 4. The Solicitation or Recommendation — Opinion of Evercore Group L.L.C. — Summary of Evercore’s Financial Analyses — Discounted Cash Flow Analysis” beginning on page 36 of the Schedule 14D-9 is amended and supplemented as follows:
Evercore performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows (defined as EBIT, less taxes), plus depreciation and amortization, less capital expenditures and changes in net working capital) that the Company was forecasted to generate during the fiscal years 2025 through 2045 based on the Financial Projections. Evercore calculated terminal values for the Company by applying a perpetuity growth rate of negative 70%, which value was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that the Company was forecasted to generate based on the Financial Projections. The cash flows were then discounted to present value as of June 30, 2025, using discount rates ranging from 15.5% to 18.5%, which were based on an estimate of the Company’s weighted average cost of capital, and the mid-year cash flow discounting convention. Evercore estimated the Company’s weighted average cost of capital based on considerations that Evercore deemed relevant in its professional judgment and experience. Based on (a) this range of implied enterprise values, (b) the Company’s estimated net cash of $192 million (calculated as cash, cash equivalents, short-term investments and restricted cash estimated as of June 30, 2025), (c) the present value of tax savings from the Company’s estimated usage of net operating losses of $39 million, (d) the present value of the cost of projected future financings of negative $47 million, (e) the Company’s estimated gross debt of $0 as of June 30, 2025, and (f) the number of fully diluted ~~shares of~~ Shares outstanding as of April 28, 2025 (calculated based on approximately 69.19 million Shares outstanding and taking into account the dilutive impact under the treasury stock method of approximately 20.95 million outstanding Company Options with a weighted average exercise price of $1.78 per share, 1.85 million Warrants with an exercise price of $7.46 per Share, 0.65 million restricted stock units and 34.14 million Preferred Shares, if converted, and taking into account, as directed by the Company’s management, the expected dilutive effect of an assumed $150 million capital financing in 2025), in each case as provided by the Company’s management, this analysis indicated a range of implied equity values per share of Shares of $2.45 to $5.90, in each case rounded to the nearest $0.05, compared to the Closing Amount of $7.00 per Share. Any future value to be received by the holders of Shares from the CVR would represent additional consideration in excess of the indicated per share value ranges derived from Evercore’s discounted cash flow analysis.
The paragraph under the heading “Item 4. The Solicitation or Recommendation — Opinion of Evercore Group L.L.C. — Summary of Evercore’s Financial Analyses — Discounted Cash Flow Analysis — Other Factors — Last 52-Week Trading Range” on page 37 of the Schedule 14D-9 is amended and supplemented as follows:
Evercore reviewed historical trading prices of the Shares during the 52-week period ended April 28, 2025, noting that the low and high closing prices during such period ranged from $0.95 (on January 29, 2025) to $3.50 (on April 28, 2025) per Share, respectively, in each case rounded to the nearest $0.05, and a median broker price target of $7.50 per Share.

The paragraph under the heading “Item 4. The Solicitation or Recommendation — Opinion of Evercore Group L.L.C. — Summary of Evercore’s Financial Analyses — Discounted Cash Flow Analysis — Other Factors — Equity Research Analyst Price Targets” on page 37 of the Schedule 14D-9 is amended and supplemented as follows:
Evercore reviewed six selected public market trading price targets for the Shares prepared and published by equity research analysts that were publicly available as of April 28, 2025, the last full trading day prior to the rendering of Evercore’s opinion. These price targets reflect analysts’ estimates of the future public market trading price of the ~~shares of~~ Shares at the time the price target was published. As of April 28, 2025, the range of selected equity research analyst price targets per Share was $6.00 to $28.00 and a median price target of $7.50 per Share. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the ~~shares of~~ Shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of the Company and future general industry and market conditions.
The first paragraph under the heading “Item 4. The Solicitation or Recommendation — Opinion of Evercore Group L.L.C. — Summary of Evercore’s Financial Analyses — Discounted Cash Flow Analysis — Other Factors — Premiums Paid Analysis” on page 37 of the Schedule 14D-9 is amended and supplemented as follows:
Using publicly available information, Evercore reviewed 25 transactions and announced bids for control of publicly traded target companies in the biopharmaceutical industry with an aggregate upfront transaction value between $0.5 billion and $2.0 billion announced since January 1, 2022, excluding any contingent value rights, that Evercore deemed relevant, based on its experience and judgment. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the aggregate upfront value per share consideration paid or proposed to be paid in each such transaction exceeded the unaffected closing market prices per share of the target companies, reflecting a range of final bid premium to unaffected price of 49% to 103%.
Item 8.
Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading entitled “Item 8. Additional Information — Legal Proceedings” on page 48 of the Schedule 14D-9 and replacing it with the following paragraphs:
On May 29, 2025, a purported stockholder of the Company filed a complaint (the “Saini Complaint”) against the Company and members of the Company Board in the United States District Court for the Southern District of California, in the matter captioned Arsh Saini v. Regulus Therapeutics, Inc., Case No. 3:25-cv-01362-BJC-KSC (S.D. Cal.). The Saini Complaint generally alleges that defendants violated Sections 14 and 20(a) of the Exchange Act of 1934, as amended, and it asserts claims challenging the adequacy of disclosures in the Schedule 14D-9. Plaintiff seeks to enjoin the Offer, or in the event the transactions contemplated by the Merger Agreement are consummated, recission and to recover damages and attorneys’ fees and expenses, among other things. On June 3 and 4, 2025, two additional purported stockholders filed complaints against the Company and members of the Company Board in the Supreme Court of the State of New York for the County of New York (the “New York Complaints”) in the matters captioned Weiss v. Regulus Therapeutics, Inc., Index No. 653394/2025, and Kent v. Regulus Therapeutics, Inc., Index No. 653394/2025, respectively. The New York Complaints generally allege claims for negligent misrepresentation, concealment, and negligence under New York common law. The New York Complaints seek, among other things, injunctive relief to prevent the Company from taking steps to consummate the transactions contemplated by the Merger Agreement, or in the event such transactions are consummated, recission, damages, and attorneys’ fees and expenses. The Company believes the claims asserted in the Saini and New York Complaints are without merit.
In addition, since the initial filing of the Schedule 14D-9, the Company has received a number of letters from purported stockholders of the Company, which generally challenge the sufficiency of disclosures in the Schedule 14D-9 and demand that certain allegedly omitted information in the Schedule 14D-9 be disclosed. Additional letters may be received by, and additional complaints may be filed against, the Company, the Company Board, Parent and/or Merger Sub in connection with the transactions contemplated by the

Merger Agreement, the Schedule TO and the Schedule 14D-9. If additional, similar demands or complaints are received by or filed against the Company, absent new or different allegations that are material, the Company will not necessarily announce such occurrences.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Regulus Therapeutics Inc.
By:
/s/ Joseph P. Hagan

Name:  Joseph P. Hagan
Title:   Chief Executive Officer
Dated: June 17, 2025